                         INTERNATIONAL HOME FOODS, INC.
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


EXHIBIT 12     RATIO OF EARNINGS TO FIXED CHARGES

                                                        Six Months Ended
                                                  June 30, 1997    June 30, 1996
                                                  -------------    -------------
Income before provision for income taxes             $28,161          $70,371

Add:

   Interest on term loans and notes                   49,466               --

   Amortization of debt cost                           2,299               --

   Interest Portion of rentals                           326              314
                                                     -------          -------

   Income as adjusted                                $80,252          $70,685


Fixed Charges

   Interest on term loans and notes                  $49,466               --

   Amortization of debt costs                          2,299               --

   Interest Portion of rentals                           326          $   314
                                                     -------          -------

Total fixed charges                                  $52,091          $   314

Ratio of Earnings to Fixed Charges                      1.54           225.11
                                                     =======          =======
































                                       25